UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2023

Commission File No. 24R-00481

Robot Cache US Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-5320942
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

4330 La Jolla Village Drive, Suite 200

San Diego, CA 92122

(Full mailing address of principal executive offices)

+1.858.252.4001

(Issuer’s telephone number, including area code)

Units, each of which consisted of (i) equity (two shares of common stock) and (ii) a warrant to purchase a single share of common stock for $1.00

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-K (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Business

Introduction

Robot Cache US Inc. is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company (“Robot Cache S.L.”), which is now Robot Cache US Inc.’s wholly owned subsidiary. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Robot Cache US Inc. and Robot Cache S.L. as a business unit. The Company has developed software to create a personal computer (“PC”) video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games on the Robot Cache Platform (as defined below, and such persons, “gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn Company store credit (in the form of the Company’s digital “in-game” currency, known as “IRON”) by inviting friends and completing various challenges. The Company aims to generate revenues through advertising revenue and through commissions received on games purchased within the Robot Cache Platform. The Robot Cache Platform development has been completed and, as of April 17th, 2024, is live with 191,147 current Users, having been first launched in smaller markets in Latin America, Australia, and New Zealand to test various performance metrics.

The Robot Cache Platform

The Robot Cache Platform is intended to serve as a PC video game ecosystem that works to the advantage of all of its participants, by enabling Users to purchase digital copies of video games and to list them for sale. Giving Users this ability represents, in the Company’s opinion, true disruption in a space that has not changed materially in over 15 years. We believe this economic model provides new revenue sources for game makers from the resale of digital games. At the same time, the Robot Cache platform gives Users the ability to benefit through game resales, referral credit for inviting friends to join the platform and gamification. Although it will be subject to change based on feedback from Publishers and Users and market conditions, the Robot Cache Platform, in our opinion, improves on existing PC video game ecosystems in the following ways:

●	Decreased Publisher Distribution Fees. As currently contemplated (and as explained in greater detail under “Sources of Revenue” below), Publishers will receive a blended royalty rate of at least 83% (and, with respect to games released at the same time as other platforms, a blended royalty rate of up to 91%, because of a 95% royalty rate for the first 90 days of the games’ distribution) of all distribution fees paid by Users (as reduced by certain deductions for third-party expenses and taxes) for the purchase of PC video game licenses, and the Company will receive 5% of such fees. We believe that this revenue model for Publishers provides an opportunity for them to distribute more PC video game licenses through the Robot Cache Platform.

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●	Ability to “Sell” Games. Users have the option to list their video games for sale (i.e., terminate their video game licenses) and, through what we refer to as “resales” to other Users (which will have been previously approved by all Publishers through a distribution agreement), effectively receive partial refunds of any such licenses they purchased through the Robot Cache Platform in exchange for giving up their licenses and removing the games from their libraries. We are not aware of any other PC video game ecosystem that permits the lawful transfer of PC video game licenses from one User to another.

●	Publisher Ecommerce Control, Discoverability and Merchandising. Both the Company and Publishers have the ability to control several marketing and sales-related considerations, including (a) time periods during or after which Users may not sell the PC video game licenses and (b) special promotions, sales, limited time giveaways that, in each case, increase a particular game’s presence on the storefront and thereby the likelihood of selling more copies. Unlike some other “key sellers,” the Company obtains direct licenses and/or publishing agreements with all of its Publishers.

●	Publisher Participation in Game “Resales.” Publishers receive 70% of the amounts paid by Users (as reduced by certain deductions for third-party expenses and taxes) for the purchase of video game licenses that Users wish to “sell” (or terminate early), which is comparable to the distribution fees Publishers traditionally receive in the primary existing PC video game ecosystem, and the Company receives 5% of such fees. Prior to this revenue model established by Robot Cache, Publishers did not receive any fees for sales of PC video game licenses from one User to another because, historically, such sales had not been permitted. We believe that the “resale” revenue opportunity for Publishers provides an opportunity for them to distribute more PC video game licenses on the Robot Cache Platform.

●	User Revenue. A User may be able to receive cash or ecosystem “store credit” on the sale of a PC video game (depending on how the User purchased the game). The store credit will have a value equivalent to 25% of the amount paid by the User to purchase the game license from a seller. This is revenue to the end User that we believe is not possible elsewhere today.

●

Expand Market for Digital Games. We believe that any person who currently purchases a video game from a retail store such as GameStop with the ability to sell the game after completing play may be open to purchasing PC video game licenses on the Robot Cache Platform. The User will be able to purchase games using various methods, including credit cards, PayPal and other commercially accepted methods, as well as IRON store credit. If, after purchasing a videogame license, a User does not wish to keep the game after completing play, the User may “list” the game for sale and, if the game is sold, the User’s right to the game will terminate in exchange for a partial refund to the User’s account or the form of payment tendered by the User to purchase the game on the Robot Cache Platform, subject to any restrictions established by the Company and the Publisher.

●	Encryption. The PC video game industry experiences significant piracy, which has resulted in a substantial loss of revenue for Publishers. The Company believes that the encryption of PC video games by its proprietary blockchain-based digital rights management system (“DRM”) will decrease piracy and the loss of Publisher revenue.

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Global Launch of the Robot Cache Platform

The Robot Cache Platform was launched globally on July 6, 2023, after having been completed in May 2020 and launched in Latin America, Australia, and New Zealand in July 2022. To date, the Company has signed agreements with numerous Publishers around the world and currently has hundreds of titles under contract. The Company also developed and released its “Publisher Portal,” which enables Publishers to establish accounts on the Robot Cache Platform and upload their company information, games, and other media assets using a “self-serve” website for consideration therein.

The results of the Company’s formal launch were disappointing as more fully discussed in the Management’s Discussion and Analysis section (Item 2) below. There are a number of factors impacting the Company’s ability to penetrate the digital distribution market including, without limitation, dominant competitors Steam and Epic as discussed in The Competitive Landscape section below, the emergence and growth of the Microsoft Gaming Xbox Game Pass subscription service which currently has over 35 million subscribers, and challenges acquiring AAA titles for the Robot Cache Platform due to the significant guarantees demanded by Publishers. The Company continues to analyze market conditions and explore adjustments to its business model and strategy to increase its market opportunities.

The Competitive Landscape

Currently, the largest platform for digital PC video games is Steam, which is operated by Valve. Steam was launched in September 2003 and has licenses for more than 46,000 digital PC video games available for sale on its platform as of 2022. In 2023, Steam released over 12,000 additional PC video games and is believed to have generated approximately $9 billion in revenue. Based on public data, one third of the revenue on Steam in 2023 was attributed to new game releases. In 2022, the last year for which information is publicly available, Steam had 132 million monthly active players.

The second-largest digital PC video game company is Epic Games Store, operated by Epic Games, Inc. Epic Games Store has attracted a large following of game players from the popular Epic game Fortnite. In addition, Epic Game Store’s giving away of free games enabled it to quickly grow its user base. As stated in Epic’s “2023 Year in Review,” revenue for Epic Games Store in 2023 was approximately $310 million with respect to third-party games, representing an 13% decrease from 2022. In 2023, Epic released over 1,300 new PC video games on its store, resulting in a total of over 2,900 games which represents an 88% year-over-year increase. Epic has stated that over 270 million PC users are now active on its system, an increase of over 40 million compared to the prior year.

In addition, Microsoft Gaming’s Xbox Game Pass offers a subscription service for video games, and has over 35 million subscribers and serves both PC and console gamers. Their subscription model appeals to the market segments that prefer to pay monthly for access to both new and legacy games.

Sources of Revenue

The Company’s revenue sources consist of the following: (1) 5% of the proceeds of all video game sales made on the Robot Cache Platform (see the paragraph below); and (2) as a Casper validator, the Company earns gas fees for validating Proof-of-Stake transactions on the CSPR network.

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Revenue is apportioned among the Company, Publishers, and Users as follows:

For new releases, the Publisher receives a royalty equal to 95% of the purchase price, and no games can be resold for a period of 90 days after purchase. The Company receives the remaining 5%. After 90 days, a User who wishes to relinquish his or her license to the game can choose to list it for sale, at which time it goes into a queue. The Robot Cache Platform then alternates between offering a new copy (95%) and a previously owned copy (if one is available). If the sold copy was previously owned by a User, the Publisher will receive 70% of the revenue, the User 25%, and the Company the remaining 5%. If one or more used copies are available, the Robot Cache Platform alternates supplying new copies and previously owned copies, until no more previously owned copies are available. This process may be repeated indefinitely. In addition, for certain Publishers, the Company may in the future enter into arrangements reflecting different economics.

The Company records royalty rights by storing information on the transactions, royalties, fees from credit card processors and the net payment payable to its publishing partners on its own internal proprietary secured databases. Royalty rights are not recorded on the blockchain in any way, and there are no smart contracts or any other royalty information that is written in a smart contract on the Casper Blockchain Network. There are no limitations or difficulties in enforcing the royalty or ownership, as the Company, like its peer companies Steam and Epic, has all of the data on its proprietary database. The Company also has multiple backups in real time on its Amazon Web Services and Azure web services databases. Therefore, in the event of any breach of security or downtime, the Company can “roll back” any data to any point in time. As a result, the Company has multiple redundancies to report on all of its transactions and royalty reports to its Users and its partners.

Sources of Cash

2021 Regulation A Offering

In 2021, the Company raised approximately $26,923,883 in net proceeds from an offering of units pursuant to Regulation A (the “2021 Offering”), representing a combination of Shares and warrants to purchase Shares.

Prior Token Offering and Conversion to Common Stock.

In 2018, Robot Cache S.L., a Spanish limited liability company which became a wholly owned subsidiary of the Company in June 2019, sold to 18 accredited investors Simple Agreements for Future Tokens (“SAFTs”) in an offering (the “Token Offering”) exempt from registration pursuant to Rule 506(c) under Regulation D of the Securities Act that resulted in gross proceeds of $11,770,877.66, consisting of $2,275,000 in cash; $6,495,877.66 in bitcoin (BTC) and ether (ETH); and $3,000,000 in restricted stock of THC Therapeutics Inc. (OTC: THCT) The SAFTs were all converted into an aggregate amount of 16,778,821 shares of our Common Stock, via an exchange under Section 3(a)(9) of the Securities Act.

Separately, the Company engaged a number of advisors for the Token Offering (“Advisors”) and entered into agreements with them to grant them rights to receive Company tokens as compensation for their advisory services. The Company entered into exchange agreements with three such Advisors, each an “accredited investor” (as defined in Rule 501 under the Securities Act), whereby the Advisors exchanged their token-issuance rights for Shares. As part of such exchange agreements, the Company has issued 465,122 Shares in the aggregate to these three Advisors. The Company anticipates issuing 710,118 more Shares to a few more Advisors at a later time. The Company has no specific timetable for negotiating, or entering into, any such exchange agreements with the remaining Advisors. All Shares issued to the Advisors in exchange for their token-issuance rights either have been or will be exempt from registration pursuant to Rule 506(b) of Regulation D under the Securities Act.

The Company has not issued any tokens and has no plans to do so.

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2023 Offering

In 2023, the Company launched an offering of up to 25,000,000 shares of its Common Stock (each, a “Share”) pursuant to Regulation A (the “2023 Offering”). The Board soon determined that the market conditions along with the early projected trajectory of the offering did not indicate that continuing the 2023 Offering was in the best interests of the Company and its stockholders, and so elected to terminate the 2023 Offering effective on October 12, 2023. The Company returned all investor funds to investors that subscribed to Shares in the 2023 Offering.

Proprietary Digital Rights Management Using the Blockchain

The Robot Cache Platform consists of a proprietary DRM methodology and software that utilizes the immutability of the blockchain to determine and enforce licenses and User rights. The DRM methodology and software enable us to accurately track and enforce a User’s rights with regard to playing, selling or otherwise controlling access to digital content. Smart contracts within the blockchain enable the Company to determine ownership of video game licensing rights with the Company’s input, into the blockchain, of User-identifying information and User ownership of licenses. Such smart contracts are verified each time a User initiates playing a video game or lists games for sale on the Robot Cache Platform. Such verification is necessary to determine whether the User has the licensing rights required for the User to proceed with game play or game sales activities. The blockchain’s ability to track “chain of ownership” also means that we can trace who had the rights to a particular copy of the game (e.g., a famous influencer) which could have potential as a collectible and scarcity business model.

Our DRM currently uses the Casper proof-of-stake blockchain but can switch to any public or private blockchain. If a particular blockchain that we use is not available in the future, we would make the appropriate database entries in an internal database. The Company is not going to develop its own blockchain. Please be advised that our DRM is used only for validating User game licenses.

On June 28, 2021, the Company entered into a memorandum of understanding with the blockchain company CasperLabs Holdings AG (“CasperLabs”). In the second quarter of 2023, the Company completed its transition from its blockchain-based “proof of work” DRM to a blockchain model based on “proof of stake” (the “Transition”). Each time a User attempts to initiate game play or to list a game for sale on the Robot Cache Platform, the User’s identifying data and license ownership is added to the blockchain and, in blockchain parlance, a “transaction” is initiated. This creates a block on the blockchain, which is sent to every participant in the applicable network for validation. Once the transaction is validated, the block representing the transaction is added to the existing blockchain and the User can proceed with game play or game sales.

The Transition has resulted in the use of substantially less processing power and resources, which the Company believes will be better for the environment. On May 4, 2021, CasperLabs published an article in which it claimed its model is up to 1,360 times more energy-efficient than the blockchain models used by other networks.

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Prospective Outlook

2023 was a difficult year for the video game industry as a whole with many companies experiencing declines in sales, closure of their studios and the reduction in the overall workforce. Accordingly, Robot Cache, like many others in the industry, experienced a tough year.

The Company has carefully evaluated its previous business strategy that it employed throughout its initial launch in the United States and other major markets in July 2023 and its previous beta launch in territories located in Latin America, Australia and New Zealand in July 2022. The Company believes the resistance it has encountered thus far in achieving desired levels of market penetration is due to a number of factors including, without limitation: (1) industry wide downturn and stagnation; (2) Steam and Epic each dominating significant market share (as discussed in “The Competitive Landscape” section above); (3) the emergence and growth of the Microsoft Gaming Xbox Game Pass subscription service which currently has over 35 million subscribers as it caters to Microsoft’s existing audience; and (4) cost prohibitive challenges in acquiring AAA titles for the Robot Cache Platform due to significant guarantees being demanded by Publishers. Additionally, material changes in the mining sector have deteriorated the cost-effectiveness and feasibility of mining activities which has thus restricted a significant source of gross profit revenue that the Company’s existing revenue model was predicated on. As a result of the disappointing launch, the Company suspended its brand and user acquisition marketing efforts in order to reevaluate the most efficient way to allocate its capital going forward.

Further, in light of the overall state of the video game industry not being as strong as it has been in years past, the Company has been proactively analyzing market opportunities in new and related sectors where it would be able to effectively leverage its existing technology, platform, and resources. The Company has identified certain market opportunities in the burgeoning artificial intelligence sector that it believes it is well-positioned to pursue. Accordingly, the Company’s business strategy and focus going forward will be on shifting its focus to capitalize on what the Company believes is a more compelling market opportunity. The Company believes its current technology can be adapted to exploit these opportunities more rapidly and efficiently.

The Company’s Team

As of the date of this Report, the Company employs 12 full-time employees in California, and three independent contractors in the United States and Spain. The Company is evaluating market opportunities and may hire additional personnel in the future with the necessary skills and experience commensurate with such opportunities.

Legal Proceedings

From time to time, the Company may be involved in legal proceedings or may be subject to other claims against it. The results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company’s business or the development of the Robot Cache Platform because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it, nor is it involved in any legal proceedings.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this Report and in reports filed by the Company with the Securities and Exchange Commission (the “Commission” or the “SEC”). Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual4results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

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Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” or the “Company” refer to Robot Cache US Inc. and its subsidiary.

The following information should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are included in this Report. As noted above, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are, among others, the following sections:

●	Business Overview

●	Operating Results

●	Liquidity and Capital Resources

●	Critical Accounting Policies

●	Trends and Key Factors Affecting Our Performance

Business Overview

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 160 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for sale (i.e., relinquish their licensed rights to the content), in exchange for cash back on their credit cards or for store credit in the form of the Company’s digital “in-game” currency, IRON. We serve mainly PC gamers, game developers and Publishers.

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The Company entered into an memorandum of understanding with the blockchain company CasperLabs Holdings AG (“CasperLabs”) (previously filed as Exhibit 6.189 to the Company’s Form 1-K dated April 38, 2023). The memorandum of understanding calls for the Company to migrate its current DRM / copy protection methodology to the CASPER Blockchain Network (SYM: CSPR-USD), thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to a User’s digital game copy. The Company implemented its new DRM / copy protection using the CASPER Blockchain Network, and it is currently running on CasperLabs’ “Test-net” before being deployed to its “Main-net.” This migration transitioned our DRM-based copy protection from a “Proof of Work” method to “Proof of Stake,” requiring significantly less power consumption, given that the CASPER Blockchain Network has only 100 “validators” versus more than 40,000 on the Ethereum blockchain. (The Company is one of the validators for the CASPER Blockchain Network and receives CSPR awards for serving as a validator.)

The Company was built by video game industry veterans with over 100 years of combined video game development and publishing experience. The Company is built to cater to all types of PC video game revenue models (e.g., premium sale, free to play, subscription, and advertising-based).

Our one subsidiary, Robot Cache S.L., which is wholly owned by the Company, is headquartered in Santa Cruz Se Tenerife, Spain. The Company is in the process of discontinuing all of this subsidiary’s operations and expects to be finished in 2024.

Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of digitally-delivered content such as films, music, software, digital artwork and books. In our opinion, our business model and technology can be applied to many different forms of digital media.

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AMD Partnership

In 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company. This strategic partnership represents a major global PC hardware manufacturer’s validation of the Company’s position to capitalize on emerging opportunities within digital distribution. We are also listed on AMD’s website at amd.com under its “Games” section.

Material Developments

The Company notes the following material developments during the period from January 1, 2023 through December 31, 2023:

At the beginning of the second quarter of 2023, the Company deployed its Free Trial system, which leverages the Company’s proprietary DRM technology allowing Publishers to offer their PC games via the Robot Cache Platform to new potential Users. With this system Users may download and play games (selected and approved by the Publisher) free-of-charge for a defined and limited period of time. The advantage this technology solution provides to Publishers is the ability to reach more potentials Users without having to manage a separate “demo” build for their game(s) as the Robot Cache platform automatically expires the “free trial” license at its defined endpoint and prompts the User with an option to purchase the game if the User would like to continue playing the game. All progress a User makes during a “free trial” period is saved and the User can resume game play if they purchase the game.

Additionally, the Company signed a licensing agreement with DACS Laboratories GmbH (“DACS”) to integrate DACS’s streaming technology (FastStart™) into the Robot Cache Platform. This streaming technology enables games on the Robot Cache Platform to launch faster and operate more expeditiously. It enables Users to start the download process and play games within minutes of purchase, as opposed to experiencing a protracted waiting time for the completion of game download. For larger games, the download period can traditionally take several hours. None of our competitors currently offers this capability, and we believe gamers find this functionality valuable.

The combination of “free trial” options with FastStart™ technology offers a streaming-like gameplay experience, with full game builds that Users would otherwise have to wait to play until a traditional download has completed.

In the first quarter of 2023, the Company entered into an agreement with Carlton One Engagement Corporation, a British Columbia corporation, d/b/a Global Reward Solutions ®, for the purpose of integrating a feature into the Robot Cache Platform that enables Users to redeem their IRON for rewards or gift cards. A copy of the Master Services Agreement is filed with this Post-Qualification Amendment No. 4 as Exhibit 6.19. The Company believes that this feature may encourage its Users to utilize their IRON in more ways than just purchasing games and may potentially increase our User base by attracting new Users who are interested in using their computers to redeem IRON in different ways. However, as of April 2024, the Company has not yet implemented this functionality and may determine not to do so in the future.

During 2023, the Company also sought to enter into new digital distribution agreements with developers and Publishers to add new content to the platform.

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Global Launch in the Third Quarter of 2023

The Company launched globally on July 6, 2023, picking up media coverage across various video game internet channels, both paid and unpaid. At its peak, the Company added over 23,000 new users in a single day as a result of press releases, limited-time-only promotions such as a free game(s), free trial(s), and edifying PC gamers on the Platform’s functionality promoting the ability to “list” games for resale. The results of the global launch were, however, unfavorable as the primary competitors in the PC video game space continue to maintain the loyalty of their user bases.

Sources of Revenue

The Company generates its revenues from (1) video game sales on the Robot Cache Platform; and (2) by validating blockchain transactions on the Casper proof-of-stake network. Sales revenues generated by the Company’s 5% revenue share amounted to $3,128 for 2023.

At the start of second quarter of 2023, due to material changes to the mining sector, the Company discontinued Mining1 (as defined below). Prior to its discontinuation, the Company allowed Users the ability to opt-in to earn via the Robot Cache Platform by using their PCs to solve blockchain transactions whereby the Company was retaining 15% of the IRON equivalent of the bitcoin received by the Company from NiceHash for the User’s mining activities2 (such revenue generating activity hereinafter referred to as “Mining”). Company revenues attributed to Mining were $74 in 2023.

1 The Company utilized the mining marketplace NiceHash to facilitate its mining related activities.

2 In exchange for a User’s mining activities, the Company was crediting back to the Users 85% of the IRON equivalent of the bitcoin received by the Company through NiceHash for such User's mining activities and then the Company was retaining the remaining 15%. The bitcoin received by the Company from NiceHash was then either converted to USD through Coinbase, the Company’s custodian, at the end of each calendar month, or was held as an asset on the Company’s balance sheet.

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Operating Results

The following table summarizes changes in selected operating indicators of the Company for the respective periods presented:

Year ended December 31, 2023 compared with year ended December 31, 2022

	Year ended December 31, 2023	Year ended December 31, 2022
Revenues (software)	$3,128	$1,642
Revenues (mining)	74	1,477
Total operating expenses (General and administrative and sales and marketing)	5,059,081	4,582,377
Interest income (expense), net	440,066	1,141
Income tax expense	-	-
Net Income (Loss)	$(4,809,478)	$(5,007,740)
Foreign currency translation, gain (loss)	(2,184)	(3,314)
Unrealized gain (loss) on stock investments, held-for-sale	1,949	(240,521)
Total Comprehensive Income (Loss)	$(4,809,713)	$(5,251,575)
Earnings per share, basic	$(0.03)	$(0.04)
Earnings per share, diluted	$(0.03)	$(0.04)

Revenues

For the 2023 Fiscal Year, the Company generated $3,128 in revenues from game sales on the Robot Cache Platform and $74 in revenues from mining, compared to $1,642 in revenues from game sales on the Robot Cache Platform and $1,477 in revenues from mining in the 2022 Fiscal Year. “Mining” on the Robot Cache platform was discontinued in the second quarter of 2023 upon the Company’s Transition to the Casper blockchain network as a result of unfavorable market conditions that rendered this source of revenue unviable.

Revenues from gaming customers continued to be minimal in the 2023 Fiscal Year. After an initial beta testing phase and limited test launch in Brazil, Latin America, Australia, and New Zealand (representing approximately 6% of the PC purchased games market), opening access to the Robot Cache platform worldwide did not achieve the hoped-for positive results.

Interest and Income Tax Expenses

The Company did not incur interest or federal income tax expenses during the years ended December 31, 2023 and 2022. The Company has an accumulated deficit of $26,722,039 as of December 31, 2023.

Selling, general and administrative expenses

Selling, general and administrative expenses for the 2023 Fiscal Year totaled $5,059,081, representing an increase of $476,704 (or 10.4%), as compared to $4,582,377 during the 2022 Fiscal Year. Payroll expenses represent approximately 71.1%, and outside contractor expenses represent approximately 11.8%. of general and administrative expenses. In preparation for the global 2023 launch of the Robot Cache Platform, the Company invested $884,397.82 in marketing and sales efforts for User acquisition, content and marketing materials creation, brand advertising, industry conferences and free game entitlements. The remainder of the selling, general and administrative expenses were rent, supplies, internet and telecommunications, travel, etc.

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Asset impairment charges

Cryptocurrency is evaluated each year and reported at the lower of cost or market, including the CSPR3 cryptocurrency earned from validation activity. The drop in the CSPR cryptocurrency market value as of December 31, 2023 and 2022 resulted in a recognized but unrealized gain of $1,949 and an unrealized loss of $240,521 on cryptocurrency, respectively.

Other income and expenses

The Company used funds raised in the 2021 Offering to pay off the Roxy Friday4 Loans in full before the end of 2021, resulting in no debt for the 2022 Fiscal Year and no interest expense.

The Company capitalizes development costs and then amortizes these costs over three years. It amortized $215,031 and $407,347 of its developed platform accounts during the years ended December 31, 2023 and 2022, respectively.

The Company had interest income of $440,066 and $1,141 during the years ended December 31, 2023 and 2022, respectively, an increase of $438,925 due to cash reserves held in dividend-earning accounts.

The Company’s foreign currency loss was $2,184 in 2023 compared to $3,314 in 2022.

The Company’s valuation of cryptocurrency on December 31, 2023 and 2022 resulted in a recognized but unrealized gain of $1,949 and an unrealized loss of $240,521, respectively, including CSPR cryptocurrency earned from being a blockchain validator for CasperLabs cryptocurrency. None of the Company’s cryptocurrency was converted to United States dollars ($) during either the 2023 Fiscal Year or the 2022 Fiscal Year.

The remaining other income totaled $24,339 in the 2023 Fiscal Year, compared to $21,018 in the 2022 Fiscal Year.

Income taxes

Income taxes for the 2023 Fiscal Year and for the 2022 Fiscal Year were $0.

Net loss

For the 2023 Fiscal Year, the Company had a net loss of $4,809,478, compared with a net loss of $5,007,740 for the 2022 Fiscal Year. This decrease in net loss is primarily due to offsets from interest income and a reduction in workforce in the fourth quarter of 2023.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash of $12,532,554. We reported a net loss of $4,809,478 during the 2023 Fiscal Year. The Company incurred a net loss of $5,007,740 during the 2022 Fiscal Year. The following table provides a summary of the Company’s net cash flows from its operating, investing, and financing activities.

Year ended December 31,	2023	2022
Net cash used in operating activities	$(4,706,593)	$(6,919,438)
Net cash used in investing activities	(51,949)	(59,416)
Net cash used in and provided by financing activities	(10)	3,917,330
Net decrease in cash	(4,758,552)	(3,061,524)
Cash, beginning of period	17,291,106	20,352,630
Cash, end of period	$12,532,554	$17,291,106

3 The Company received an analysis from legal counsel experienced in crypto asset regulatory matters in support of the position that CSPR does not currently constitute a security under U.S. securities law. This analysis is not binding on regulators or the courts. The Company receives CSPR for validating transactions on the CASPER Blockchain Network. The Company does not trade or otherwise sell or distribute CSPR.

4 The CEO, Board Chairman, and sole owner of Roxy Friday is the Company’s co-founder and one its directors, Frank Brian Fargo.

12

Sources of Liquidity

The Company has funded operations primarily through raising capital, of which $3,917,330 in proceeds were received in 2022.

In the opinion of management, the Company’s current cash position of $12,532,554 on December 31, 2023 will enable it to cover current operations for the next 24 months and beyond, depending on the success of the Company’s ability to identify alternative and economically viable approaches to the digital distribution market.

Prepaid Expenses

The Company prepays certain Publishers’ royalties to include their games in the Robot Cache Platform. These prepaid royalties were $426,342 on December 31, 2023 compared to $303,128 on December 31, 2022. Until such time that advances on royalties to Publishers decrease, the Company does not believe this is an economically viable approach to content acquisition.

Other Current Assets

The Company’s other current assets totaled $2,065 in the 2023 Fiscal Year, compared to $1,142 for the 2022 Fiscal Year.

Net Cash Flow from Operating Activities

As noted above, cash used in operating activities was $4,706,593 for the 2023 Fiscal Year, compared to $6,919,438 for the 2022 Fiscal Year. Cash was consumed from the net loss of $4,809,713 for the 2023 Fiscal Year and $5,251,575 for the 2022 Fiscal Year.

Net Cash Flow from Investing Activities

Net use of cash from investing activities for the years ended December 31, 2023 and 2022 was $51,949 and $59,416, respectively, the amount of the Company’s investment in development of the Robot Cache Platform.

Net Cash Flow from Financing Activities

Net cash used in financing activities was $10 and $3,917,330 was provided by financing activities for the years ended December 31, 2023 and 2022, respectively.

Operating and Capital Expenditure Requirements

Primarily as a consequence of the 2021 Offering, the Company began 2023 with $17,291,106 in cash and cash equivalents. After taking into account the net loss of $4,890,478 for the 2023 Fiscal Year, the Company nevertheless expects operations to be funded by that cash for at least 24 months and beyond, depending on the success of the Company’s ability to identify alternative and economically viable approaches to the digital distribution market.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty because the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

13

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

Cryptocurrencies

Cryptocurrencies (including bitcoin (BTC) and Casper (CSPR)) are included in current assets in the accompanying balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining and validation activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the accompanying consolidated statements of cash flows, purchases of cryptocurrencies by the Company are included within investing activities, while cryptocurrencies awarded to the Company through its mining validation activities are included within operating activities.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

All cryptocurrencies owned by the Company are held by the Company’s custodian Coinbase. Since the Company no longer has plans to issue tokens or other digital assets, it does not anticipate holding cryptocurrency in the future, other than as a result of the mining pool activities described elsewhere.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

14

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that proper controls are in place to ascertain that the Company’s financial statements properly reflect any material changes.

Off-Balance Sheet Arrangements

The Company does not currently have and has never had any off-balance sheet arrangements.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value by continually delivering fresh content to our Users, and expanding our product offerings. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

The Company’s future growth will continue to depend, in part, on attracting additional Users and increasing the ways in which we monetize them. The Company plans to increase its sales and marketing spending and seek to attract these Users. We expect to rely on User acquisition, strategic distribution partners, affinity networks and conference and speaking events for the Company’s growth.

Key Performance Indicators (“KPIs”)

With our current User base of approximately 191,147 registered accounts (as of April 17, 2024), our average KPI’s for the full year of 2023 are as follows:

KPI	December 31, 2022	December 31, 2023
Cost per Acquisition	$7.23	$0.52	(5)
Average Revenue Per Paying User (ARPPU)	$11.06	$12.32
Average Revenue Per User (ARPU) (per month)	$0.34	$0.01
Average Revenue Per Miner (ARPM)	$0.96	$0.00

(5)	For purposes of calculating key performance indicators such as CPA, ARPPU, ARPU, the Company excludes expenses that are otherwise required for general operations and maintenance. “Cost per Acquisition” (CPA) represents free game giveaways and associated paid media campaigns.

15

Total Game Hours Played” for the period ending December 31, 2023 was 52,761 hours, compared to 4,600.56 hours for the period ending December 31, 2022.

●	Registered Users. As of April 17, 2024, we had 191,147 “Registered Users” (Users who have created free accounts on the Robot Cache Platform). In July 2023, launched the Robot Cache Platform globally.

ITEM 3. Directors and Officers

Our directors, executive officers and other significant individuals, their positions and ages as of April 29, 2024, their terms of office, and their approximate hours of work per week are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Lee Jacobson[5]	Former Chief Executive Officer; Ex-Director	59	Jan. 16, 2018 – March 4, 2024; Jan 16, 2018 – April 17, 2024	N/A
Troy Ramos Mark Caldwell	President Chief Technology Officer	37 61	Began March 4, 2024[6] Began Jan. 16, 2018	N/A N/A
Philippe Erwin	General Counsel and Executive Vice President of Business Development	57	Began April 1, 2018	N/A
Frank Brian Fargo	Director	62	Began Jan. 16, 2018	N/A
Keven Baxter	Director	64	Began Jan. 16, 2018	N/A
Chris Keenan[7]	Director	44	Began April 17, 2024	N/A

Executive Officers

Troy Ramos, President. Troy was promoted to President in March 2024. He is an engineering graduate from Stanford University with over 15 years of broad business experience. In the video game industry, Troy has 3 years of experience serving as Manager of Operations at Robot Cache. From 2013 to 2021, Troy worked in the Financial Services industry. From 2011 to 2012, Troy was employee number 10 in Y-Combinator funded Silicon Valley start-up FiveStars and led the company’s expansion and first satellite office in Los Angeles, CA. FiveStars was sold to SumUp in 2021 for $317 million. From 2009 to 2011, Troy worked at Forbes 2004 Company of Year, Amgen Inc., as a Team Lead in its new Compliance Department. Prior to Amgen, Troy was Head of language study abroad programming at Overland Summers, based in Williamstown, MA.

5 Lee Jacobson was removed from the position of Chief Executive Officer by the Board of Directors effective March 4, 2024 and details of such removal are incorporated by reference herein to that Current Report on Form 1-U dated March 7, 2024, located at: https://www.sec.gov/Archives/edgar/data/1832460/000149315224009163/form1-u.htm. Mr. Jacobson resigned as a member of the Board of Directors effective April 17, 2024. Following his resignation, Mr. Jacobson has continued to provide part-time advisory services to the Company on a temporary basis.

6 Troy Ramos began with the Company on August 2, 2021, serving as the Company’s Manager of Operations prior to being promoted to the position of President.

7 Effective April 17, 2024, the Board of Directors appointed Chris Keenan to the Board of Directors to fill the vacancy created by Lee Jacobson’s resignation.

16

Mark Caldwell, Chief Technology Officer. Mark is the Company’s Chief Technology Officer. He is an entrepreneur and veteran in the video game industry with over 25 years of experience in the industry, who has created and won awards for games on platforms from the Apple II to the Xbox 360. From 2017 to 2018, Mark was the Chief Technology Officer of Converge Direct, LLC, where he managed all of its analytics, information technology and data management infrastructure. Beginning in 2012, Mark was the co-founder and Chief Technology Officer of Apmetrix Analytics Inc. until it liquidated its assets in 2019 in a Chapter 7 bankruptcy proceeding. Mark simultaneously was the Chief Technology Officer of Anametrix, Inc. from 2013 to 2014. From 2011 to 2013, Mark was the Co-founder and Chief Executive Officer of Plaor, a social games publisher that offered entertain and social experience for gamers. From 2010 to 2011, Mark was a Vice President, Engineering, at Playdom and Disney Interactive Media Group, during which time he was responsible for a broad range of technology services. From 2005 to 2009, Mark was a Director of PC Development and Executive Producer for Midway Games Inc., responsible for all processes, testing plans and online distribution models for PC development and distribution to optimize hardware of PC vendors and all PC franchises, including, among others, Lord of the Rings Online, Unreal Tournament 3, Rise & Fall and Stranglehold. Before joining Midway Games Inc., Mark was the founder, Chief Executive Officer and President of Rapid Eye Entertainment, Inc. from 2001 to 2005, where he developed, planned and organized all facets of the business, including strategy, creative, budgets, production, development and business management. From 1996 to 2001, Mark was a Vice President, Development, for The 3DO Company, and before that, the Co-founder and Senior Vice President of New World Computing, Inc. beginning in 1986. He is a recipient of the Top Tech Exec Awards, San Diego, for 2015 and 2016, honoring him for being an outstanding information technology executive who works in San Diego, as nominated by his peers and clients.

Philippe Erwin, General Counsel and Executive Vice President of Business Development. With a background in international and intellectual property law, Philippe has been working in the games industry for over 20 years in various roles, from corporate senior executive to entrepreneur. From 2014 to 2017, Philippe was founder and Chief Executive Officer of Relativity Studios, a media and games company developing highly successful and engaging interactive content for top brands such as Mattel and Crayola, generating over 20 million downloads for its partners on the App and Google Play stores. From 2011 to 2013, Philippe was co-founder and partner of QED Associates, an interactive entertainment consultancy working with top media companies, video game publishers, and filmmakers, including Warner Bros., Tencent, Atari, Wargaming, and Mad Max director George Miller, where he identified and secured over $50 million in investment and distribution deals for its partners. Prior to that, from 2007 to 2010, Philippe co-founded and was the CEO of independent video game developer, Collision Studios, where he managed the successful launch of over 20 titles across 10 different platforms (PC, Mac, Microsoft Xbox, Sony PlayStation, Nintendo Wii, and Apple/Google mobile), including the highly successful “300: March to Glory” video game which received a Sony’s Greatest Hits award. From 2002 to 2006, Philippe was Vice President of Interactive Entertainment at Warner Bros., where he was responsible for building and overseeing the studio’s video games publishing group, eventually resulting in $2B in sales from its key franchises such as Harry Potter, The Matrix, Batman, Justice League, Friends, and Cartoon Network. From 2000 to 2001 Philippe was Vice President of Business Affairs for the games group at Universal Studios (Bruce Lee, Spyro, Crash Bandicoot, etc.), where he handled a variety of legal matters including production and distribution deals, M&A, litigation, compliance issues and corporate matters. From 1996-1999, Philippe was Director of Business Development at Activision Blizzard, where he was responsible for the company’s ancillary business Shares, working with such franchises as Tony Hawk, Mechwarrior, Battlezone, and Activision classics. From 1992-1995, Philippe worked as an attorney at several large law firms in New York, Paris and Los Angeles, including Wilson Elser, Thomas & Associates and Loeb & Loeb, where he handled a variety of transactional and litigation work for Fortune 100 companies involving intellectual property, corporate, insurance, and international matters. Philippe is a member of the New York, Massachusetts, California, District of Columbia, Paris (France), London (UK) and U.S. Patent and Trademark Office (USPTO) bar associations.

17

Board of Directors

The board of directors of the Company (the “Board of Directors” or the “Board”) consists of the following individuals:

Frank Brian Fargo is a co-founder of the Company and a member of the Board of Directors. He has over 30 years of experience in the software publishing industry. Brian founded inXile Entertainment, Inc. (“inXile”), a developer of entertainment software for all popular game video game systems, personal computers and wireless devices, in 2002 and helped inXile successfully fund the development of Wasteland 2 through a Kickstarter campaign that raised over $2.9 million. In 2019, Brian sold inXile to Microsoft Games Studios, though he continues to serve as inXile’s Studio Head. From 1983 to 2001, Brian was the founder and Chief Executive Officer of Interplay, a company that he took public in 1998.

Keven Baxter is a member of the Board of Directors. Keven has over 30 years of experience advising technology companies in licensing and transactional matters. From 2006 until his retirement from his legal practice in 2020, Keven was a Partner at Baxter Technology Law, Inc. where he specialized in technology and media licensing and business and commercial transactions. From 2003 to 2005, Keven was a Vice President, Legal, for Fair Isaac Corporation, which develops and markets scoring and analytic solutions to the financial, insurance, healthcare, telecommunications and other industries, where he managed the worldwide operational legal activity. From 1999 to 2002, Keven was the General Counsel and Vice President of Corporate Development for Buy.com, Inc. Keven was the General Counsel and Vice President of Corporate Affairs for Interplay Entertainment Corp. from 1995 to 1998. Prior to that time, Keven was a business and technology lawyer with the national law firm Brobeck, Phleger & Harrison.

Chris Keenan was appointed to the Board of Directors in April 2024. He is one of the initial co-founders of the Company. Since 2018, Chris has served as President of inXile Entertainment, an Xbox Game Studio, overseeing product development and operations. He has over 20 years of experience in video game publishing and development. He started working in the videogame industry at 15 years old as a tester at Interplay Productions. After that, he joined inXile Entertainment. Chris has held multiple roles in product development including in product design, production, game director, and production director. Throughout his career, he’s worked with development teams to set up production pipelines, manage the vision of products, and lead the executive staff through all stages of the process.

Compensation of Directors and Executive Officers

The following table indicates the annual compensation of each of the three highest paid persons who were executive officers or directors during the 2023 Fiscal Year.

Name	Capacities in which compensation was received	Cash compensation (2023)		Other compensation (2023)	Total compensation (2023)
Lee Jacobson	Chief Executive Officer	$239,583		$0.00	$239,583
Mark Caldwell	Chief Technology Officer	$239,583		$0.00	$239,583
Philippe Erwin	General Counsel	$90,002	*	$0.00	$90,002

*Compensation was paid to UPO Inc., Mr. Erwin’s employer.

ITEM 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the information concerning the number of outstanding shares of our Common Stock owned beneficially as of the date of this Report by (i) all Company executive officers and directors as a group, and (ii) any other securityholder who beneficially owns more than 10% of any class of our Common Stock. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s). The Company has no other class of voting securities.

18

Unless otherwise indicated, the securityholders listed below possess sole voting and investment power with respect to the voting securities they own.

Name and address of beneficial owner	Nature of beneficial ownership	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	Direct ownership	61,017,807	0	31.52%
Frank Brian Fargo(1)	Direct ownership	44,372,223	0	22.92%
Frank Brian Fargo(2)	Voting proxy	11,919,060	N/A	6.16%

(1)	Mr. Fargo’s address is 1735 Flight Way, Suite 400, Tustin, CA 92782.
(2)	Mr. Fargo has proxy for former Chief Executive Officer Lee Jacobson.

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

Legal and Disciplinary History of Our Executive Officers and Directors

Pursuant to the requirements of Regulation A, there have not been any applicable legal or disciplinary proceedings involving our executive officers or Directors to report.

ITEM 5. Interest of Management and Other in Certain Transactions

Within the last two fiscal years prior to the filing of this Report, neither the Company nor its subsidiary Robot Cache S.L. has been, or is to be, a participant in any transaction or currently proposed transaction in which (i) any RC Related Person had or is to have a direct or indirect material interest (other than their Company compensation, which is described under “Compensation of Directors and Executive Officers,” and as set forth in this Item 5) and (ii) the amount involved in the transaction exceeded or will exceed the lesser of (1) $120,000 and (2) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years. For purposes of the preceding sentence, an “RC Related Person” is (A) any director or executive officer of the Company, (B) any nominee for election as a director of the Company, (C) any person who beneficially owns more than 10% of any class of the Company’s voting securities, (D) any promoter of the Company or (E) any immediate family member of any person specified in clause (A), (B), (C) or (D).

Any future transactions between either the Company or Robot Cache S.L., on the one hand, and an RC Related Person, on the other hand, will be entered into on terms that are commercially reasonable or otherwise no less favorable to the Company than those that can be obtained from any third party other than an RC Related Person.

ITEM 6. Other Information

There have been no material changes not otherwise already reported on a Form 1-U which would require disclosure here pursuant to the requirements of Regulation A.

19

ITEM 7. Financial Statements

ROBOT CACHE US INC.

(a Delaware corporation)

Financial Statements and Audit Report

For the calendar years ended December 31, 2023 and 2022

F-1

INDEPENDENT AUDITOR’S REPORT

April 16, 2024

To:	Board of Directors, ROBOT CACHE US INC.
Attn: Troy Ramos
Re:	2023 and 2022 Financial Statement Audit

We have audited the accompanying consolidated financial statements of ROBOT CACHE US INC. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2023 and 2022, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholder equity and its cash flows for the calendar year periods ended December 31, 2023 and 2022 thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group, LLC

IndigoSpire CPA Group, LLC

Aurora, Colorado

April 16, 2024

F-2

ROBOT CACHE US INC.

BALANCE SHEET

As of December 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
ASSETS
Current Assets
Cash and cash equivalents	$12,532,554	$17,291,106
Prepaid expenses	426,342	303,128
Other current assets	2,065	1,142
Total current assets	12,960,961	17,595,376

Cryptocurrency, net, available for sale	330,481	325,587
Investment in less-than-20%-owned entity	100,000	100,000
Capitalized platform development costs, net of amortization	0	163,082
Security deposit	20,865	34,610
Total Assets	$13,412,307	18,218,654

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	58,073	45,905
Other current liabilities	168,891	177,682
Total Current Liabilities	226,964	223,587

Total Liabilities	226,964	223,587

SHAREHOLDERS’ EQUITY

Common Stock	193,556	193,556
Stock subscription receivable	0	0
Additional paid-in capital	39,713,826	39,713,836
Retained earnings	(26,722,039)	(21,912,326)
Total Shareholders’ Equity	13,185,343	17,995,067

Total Liabilities and Shareholders’ Equity	$13,412,307	$18,218,654

F-3

ROBOT CACHE US INC.

STATEMENT OF OPERATIONS

For Years Ended December 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022

Revenues – software	$3,128	$1,642
Software royalties	2,911	0
Gross profit – software	218	1,642

Revenues - mining	74	1,477
Cost of revenues – mining	63	1,258
Gross profit – mining	11	219

Operating expenses
General and administrative	4,017,183	3,501,328
Sales and marketing	1,041,898	1,081,049
Total operating expenses	5,059,081	4,582,377

Net Operating Income (Loss)	(5,058,852)	(4,580,516)

Interest income (expense), net	440,066	1,141
Amortization of platform costs	(215,031)	(407,347)
Other income (expenses)	24,339	(21,018)

Tax provision (benefit)	0	0

Net Income (Loss)	$(4,809,478)	$(5,007,740)

Foreign currency translation gain (loss)	(2,184)	(3,314)
Unrealized gain (loss) on investments, available-for-sale	1,949	(240,521)

Total Comprehensive Income (Loss)	$(4,809,713)	$(5,251,575)

Earnings per share, basic	$(0.03)	$(0.04)
Earnings per share, diluted	$(0.03)	$(0.04)

F-4

ROBOT CACHE US INC.

STATEMENT OF SHAREHOLDER EQUITY/DEFICIT

For Years Ended December 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock		Stock Subscription	Additional Paid-In	Retained	Total Shareholder
	# of shares	$	Receivable	Capital	Earnings	Equity
Balance as of January 1, 2022	193,091,858	$193,091	$(2,029,961)	$37,811,922	$(16,645,810)	$19,329,242
Capital raising, net of issuance costs			2,029,961	1,887,369		3,917,330
Shares issued to advisors	465,122	465		(465)		0
Net income (loss)					(5,251,575)	(5,251,575)
Balance as of December 31, 2022	193,556,980	$193,556	$0	$39,713,836	$(21,912,326)	$17,995,067
Stock redemption				(10)
Net income (loss)					(4,809,713)	(4,809,713)
Balance as of December 31, 2023	193,556,980	$193,556		$39,713,826	$(26,722,039)	$13,185,343

F-5

ROBOT CACHE US INC.

STATEMENT OF CASH FLOWS

For Year Ended December 31, 2023 and 2022

See Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
Operating Activities
Comprehensive Net Income (Loss)	$(4,809,713)	$(5,251,575)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Unrealized (gain) loss on investments and currency, net	(4,896)	218,152
Amortization of platform costs	215,031	407,347
Changes in operating asset and liabilities:
(Increase) Decrease in deposits	13,745	(27,058)
(Increase) Decrease in prepaid expenses	(123,214)	(128,321)
(Increase) Decrease in other current assets	(923)	(607)
Increase (Decrease) in accounts payable	12,168	(89,073)
Increase (Decrease) in accrued expenses	0	(2,129,780)
Increase (Decrease) in other current liabilities	(8,791)	81,477
Net cash used in operating activities	(4,706,593)	(6,919,438)

Investing Activities
Proceeds received from sale of cryptocurrency, net	0	0
Costs of platform development	(51,949)	(59,416)
Net change in cash used in investing activities	(51,949)	(59,416)

Financing Activities
Redemption of equity	(10)	0
Proceeds from issuance shares, net of offering costs	0	3,917,330
Net change in cash from financing activities	(10)	3,917,330

Net change in cash and cash equivalents	(4,758,552)	(3,061,524)

Cash and cash equivalents at beginning of period	17,291,106	20,352,630
Cash and cash equivalents at end of period	$12,532,554	$17,291,106

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

F-6

ROBOT CACHE US INC.

NOTES TO FINANCIAL STATEMENTS

See Independent Auditor’s Report

For Years Ending December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

ROBOT CACHE US INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on January 16, 2018 (“Inception”). The Company is developing a platform for the development and distribution of digital games. The Company is headquartered in San Diego, California.

Since Inception, the Company has been in a development stage and has relied on securing loans and funding from founders and investors. As of December 31, 2021, the Company had completed a securities offering and funds its operations with the proceeds from such funding and the receipt of funds from revenue producing activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

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Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2023 and 2022, the Company had $12,532,554 and $17,291,106 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2023, the Company did not have any material fixed assets and there was no impairment or depreciation.

Capitalized Development Costs

Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of December 31, 2023 the Company had capitalized $1,437,071 of development costs. As of December 31, 2023, the Company amortized all of the these development costs.

F-8

Offering Costs

The Company complies with the requirements of ASC 340-10. The Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. In 2021 and 2022, the Company conducted a successful campaign to raise equity and incurred $242,411 of costs for funds raised in 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

F-9

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer
●	Identify the performance obligations within the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations
●	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the digital distribution of the video games hosted on the platform. The Company has only just begun to recognize revenue.

Separately, the Company earns some revenue by provide resources to the CSPR blockchain network. The Company is awarded CSPR tokens for rendering these services. The Company records this revenue at the time and market value the tokens are awarded to the Company. Any fluctuation in the value of the CSPR tokens after receipt is noted in comprehensive income as unrealized gain or loss from investments available-for-sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2023, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Cryptocurrency and Stock Assets

The Company received cryptocurrency and marketable stock investments as part of its fund raising. In 2018, the Company raised $11,770,878 through the issuance of Simple Agreements for Future Tokens (“SAFTs”) (all of which have since converted to common stock) which included $3,000,000 of stock in THC Therapeutics Inc. (OTC: THCT) and $6,495,878 in cryptocurrencies, primarily bitcoin (BTC) and ether (ETH). The Company uses fair value principles to revalue the market pricing of any assets held and records impairment or unrealized gain or loss on these financial assets in the period incurred.

Aside from the THCT received in the SAFT raise, the Company also acquired CSPR and BTC during 2021. As of December 31, 2023, the Company’s marked-to-market value for the CSPR and BTC was $419,939 and $4,585.

F-10

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the period ended December 31, 2022 and 2021. The corporate income tax return of the Company for the period ended December 31, 2023 has been extended in a timely fashion. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company incurred a loss during the period from Inception through December 31, 2022 and the deferred tax asset from such losses have been fully valued based on the uncertainty of their future use and value. The Company expects the 2023 tax return will increase those net operating losses.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates its founder and management team for services rendered to the Company. In the year ended 2022, the Company paid cash compensation to former executive Lee Jacobson (see Note 9) and Mark Caldwell, who collectively own a combined 12.38 percent of the outstanding shares of the Company.

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Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

The Company has retired all of its obligations during periods predating the years considered in these financial statements.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space under a monthly sublease arrangement. The monthly commitment of the Company under the sublease arrangement is $18,143 per month.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock (common stock), of which 250,000,000 shares are authorized. In addition to the shares issued to founders and other management and SAFT holders in the conversion, the Company issued up to 49.5 million shares at a price of $0.606 per share in a securities offering intending to be exempt from registration under Regulation A. The Company has 193,556,980 shares issued and outstanding.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 9 – SUBSEQUENT EVENTS

Management Change

The Board of Directors made a change in the leadership of the Company in March 2024. The Company replaced Lee Jacobson with newly promoted President, Troy Ramos. Mr. Ramos had managed the Company’s operations for approximately the past three years. The Company entered into a separation agreement with Mr. Jacobson to continue to provide part-time advisory services. In addition, the separation agreement includes a proxy under which the Company’s Chairman of the Board has the right to vote the shares owned by Mr. Jacobson. As part of this change, Mr. Jacobson resigned as a member of the Board, and the Board appointed Chris Keenan to the Board to fill the vacancy.

Management’s Evaluation

Management has evaluated subsequent events through April 16, 2024 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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ITEM 8. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment (filed August 26, 2019) to Certificate of Incorporation**
2.3	Certificate of Amendment (filed June 22, 2022) to Certificate of Incorporation**
2.4	Bylaws**
4.1	Form of Subscription Agreement for Shares in the 2023 Offering**
4.2	Form of Subscription Agreement for Units in the 2021 Offering*
6.1	Software License Agreement with Dead Mage, Inc.*
6.2	Digital Dragon Games Inc. Development Agreement*
6.3	Consulting Agreement (Philippe Erwin)*
6.4	Development Agreement with Moonify S.A.R.L.*
6.5	Patent Assignment (Mark Phillip Caldwell)*
6.6	Armor Games Share Purchase Agreement*
6.7	Advisor Agreement with Brian Robertson*
6.8	Platform Services Agreement with Republic Core LLC**
6.9	2022 Equity Incentive Plan**
6.10	Services Agreement with StartEngine CrowdFunding, Inc.**
6.11	Technology Standard License Agreement with DACS Laboratories GmbH**
6.12	Agreement with Advanced Micro Devices, Inc.**
6.13	Agreement with LedgerZ Holdings with respect to Chinese developer community**
6.14	Real property lease with San Diego UTC Holdings LLC**
6.15	Real property sublease with Biora Therapeutics**
6.16	Loan Agreement with StartEngine Primary LLC**
6.17	Professional Services Agreement with William Mikula***
6.18	Memorandum of Understanding with CasperLabs Holdings AG****
6.19	Master Services Agreement with Carlton One Engagement Corporation*****
8.1	Escrow Agreement with The Bryn Mawr Trust Company of Delaware**
11.1	Consent of IndigoSpire CPA Group, LLC

* Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated March 31, 2021 (Commission File No. 024-11431) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315221007366/0001493152-21-007366-index.htm.

** Previously filed as an exhibit to the Robot Cache US Inc. Regulation A Offering Statement on Form 1-A dated September 29, 2022 (Commission File No. 024-11954) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222027180/0001493152-22-027180-index.htm.

*** Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 1 dated December 6, 2022 (Commission File No. 024-11954 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222034620/0001493152-22-034620-index.htm.

**** Previously filed as an exhibit to Robot Cache US Inc. Form 1-K dated May 2, 2022 (Commission File No. 24R-00481) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315222011840/0001493152-22-011840-index.htm.

***** Previously filed as an exhibit to Robot Cache US Inc. Post-Qualification Amendment No. 4 dated April 17, 2023 (Commission File No. 024-11431 and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1832460/000149315223012591/0001493152-23-012591-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 29, 2024.

ROBOT CACHE US INC.

By:	/s/ Troy Ramos
Name:	Troy Ramos
Title:	President (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report on Form 1-K has been signed below as of April 29, 2024 by the following persons on behalf of the issuer and in the capacities indicated.

/s/ Chris Keenan
Name:	Chris Keenan
Title:	Director

/s/ Keven Baxter
Name:	Keven Baxter
Title:	Director

/s/ Frank Brian Fargo
Name:	Frank Brian Fargo
Title:	Director

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